ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: August 11, 2008

ALTAI UPDATES ON ITS ACQUISITION OF REMAINING INTEREST IN ITS UTICA SHALE GAS PROJECT IN THE ST. LAWRENCE LOWLANDS, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") is pleased to announce that TSX Venture Exchange (the "Exchange") has given its conditional approval for Altai's acquisition of Petro St-Pierre Inc. ("PSP"), its joint venture partner in its Utica shale gas property, which was announced in Altai's press release of June 16, 2008. Upon completion of this transaction, Altai will own 100% interest in 114,252 hectares (282,317 acres) of land in the heart of the St. Lawrence Lowlands shale gas play. In addition Altai will have 15% gross royalty in a permit of 13,290 hectares (33,000 acres) now held by Talisman Energy Canada in the same area.

Upon closing of this transaction, Altai's landholdings are the largest uncommitted (not farmed-out) contiguous block in the main area of interest in the St. Lawrence Lowlands gas play among the junior public companies.

Altai reports that there is currently no material change in the Company that justifies the recent drop in its share price.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President or Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.